

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2014

<u>Via E-mail</u>
John F. Remondi
Chief Executive Officer
New Corporation
300 Continental Drive
Newark, DE 19713

  Re: New Corporation
     Form 10
     Filed December 6, 2013
     File No. 001-36228

Dear Mr. Remondi:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1 – Information Statement of New Corporation

Item 1A. Risk Factors

Our credit ratings are important to our liquidity, page 20

1. Please describe more specifically the negative ratings actions the ratings agencies took following Existing SLM's announcement of the spin-off. Rather than state that you cannot provide assurances regarding the credit ratings, describe more specifically the implications of the past and potential future ratings reductions.

Item 13. Financial Statements and Supplementary Data.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 49

Unaudited Pro Forma Consolidated Statements of Income for the Nine Months Ended September 30, 2013 and the Year Ended December 31, 2012, pages 52-53

2.   We note that you present income/(loss) from discontinued operations in your pro forma Statements of Income. Article 11-02(b)(5) requires that only the portion of the income statement through "income from continuing operations" be presented. Please revise your registration statement accordingly.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 54

3.   With respect to pro forma adjustment (b), please explain how the operations, assets, liabilities and equity of SLM BankCo were derived. In this regard, clarify whether the operations of each of these businesses are conducted through separate subsidiaries for which discrete financial information is available, and if not, explain how you determined the amounts to be attributed to SLM BankCo. For example, your discussion of your Consumer Lending Segment on page 61 indicates that your Private Education Loan origination business is operated at Sallie Mae Bank; however, footnote (b) on page 54 indicates that this origination function is performed outside of Sallie Mae Bank and therefore is a separate component of SLM BankCo.

4.   We also note that pro forma adjustment (b) includes certain general corporate overhead expenses related to SLM BankCo. Please revise to quantify the amount of general corporate overhead expenses included in this adjustment and describe your basis for allocating a portion of such expenses to SLM BankCo.

5.   With respect to the items included in pro forma adjustment (c), please enhance your discussion of each of these intercompany items to provide additional background on the transactions as well as to clarify why such items are eliminated from the consolidated financial statements of Existing SLM but presented as third party transactions on the financial statements of SLM BankCo. For example, explain why intercompany loan sales occurred and discuss the servicing relationship between SLM BankCo and Existing SLM.

6.   As a related matter, please revise your presentation of pro forma adjustments (c) and (h) in order to more clearly quantify the impact of each pro forma adjustment on each line item affected. In this regard, we note that certain financial statement line items appear to be impacted by more than one adjustment; however, the relative impact of each of these items is not clearly discernable from your current disclosure format.

7.   We note your discussion of pro forma adjustments (c)4 and (h)3 which relate to certain asset-backed securities ("ABS") that were contributed by Existing SLM to Sallie Mae

Bank as additional capital in 2008. Please provide us with a more comprehensive description of this transaction, including how the original amounts were reflected in the financial statements of Sallie Mae Bank on a stand-alone basis, how any related amounts were eliminated in the consolidated financial statements of Existing SLM and the specific adjustments (by line item) that are being reflected as pro forma adjustments in your pro forma financial statements of NewCo.   Additionally, as part of your response, please tell us the amount of the third party liability related to these trusts, and explain why it was necessary to record long-term borrowings in an amount equivalent to the fair value of the ABS securities.

8.   As a related matter, please clarify how the $325 million intercompany payable discussed in footnote (c)5 relates to these ABS, how the amount was determined, and why the amount was payable to NewCo when the transaction was described as a capital contribution to Sallie Mae Bank.

9.   With respect to the separation adjustments presented in footnote (e), please tell us how you determined that such adjustments are factually supportable. In this regard, we note that you did not make any adjustments for the tax matters and employee matters agreements because key terms have not yet been finalized. However, for those agreements for which pro forma adjustments were made, you disclose that the impacts of these agreements were determined based on the *anticipated* contractual provisions of the final agreements. Please clarify whether the contractual provisions of these agreements have, in fact, been finalized. Please also revise to provide a brief description of each of these agreements or provide a cross-reference to relevant disclosures provided elsewhere in your filing.

10.   We note that pro forma adjustment (h)2 reflects anticipated cash that will be contributed to SLM BankCo in connection with the separation and distribution transaction. Given your disclosure that this cash contribution is "anticipated", it is not clear whether the terms of this contribution have been finalized, and if not, how you determined that the pro forma adjustment to reflect this contribution was factually supportable. Please advise.

Item 2. Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

2013 Management Objectives – Maximize Cash Flows from FFELP Loans, page 66

11.   We note that during 2013 you sold the residual interests in five of your FFELP loan securitization trusts and that you will continue to explore alternative transactions and structures that can increase your ability to maximize the value of your ownership interests in these trusts and allow you to diversify your holdings while maintaining servicing fee

income. Please revise to discuss the impact that these sales and any future similar transactions are expected to have on your results of operations and liquidity going forward.

Liquidity and Capital Resources, page 116

12.   We note your discussion of your funding and liquidity risk management on pages 116 – 117. Please revise to supplement this disclosure with a discussion of how your liquidity needs, funding sources and risk management are expected to change as a result of the separation and distribution transaction.

Item 5. Directors and Executive Officers

NewCo Board of Directors Following the Separation, page 151

13.   Please confirm that none of NewCo's directors will also concurrently serve as directors of SLM BankCo following the separation and distribution. Also describe any corporate governance provisions that NewCo will have that will address the permissibility of individuals serving on the board of both SLM BankCo and NewCo in the future.

Item 15. Financial Statements and Exhibits

14.   It appears that you do not intend to file the joint marketing, key systems and data sharing agreements as exhibits. Please tell us why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant